SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

———

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 18, 2004

J. C. PENNEY COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-15274	26-0037077
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

6501 Legacy Drive
Plano, Texas

(Address of principal executive offices)

75024-3698

(Zip code)

Registrant's telephone number, including area code: (972) 431-1000

Item 12.   Results of Operations and Financial Condition.

J. C. Penney Company, Inc. issued a news release on May 18, 2004, announcing its first quarter consolidated earnings, which was filed as an Exhibit to its Form 8-K on May 20, 2004. The schedule "Summary of Operating Results" was inadvertently omitted from that filing. The news release, including all schedules, is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY COMPANY, INC.

By: /s/ Jeffrey J. Vawrinek_____
    Jeffrey J. Vawrinek
    Assistant Secretary

Date: May 25, 2004

EXHIBIT INDEX

Exhibit Number	Description
99.1	J. C. Penney Company, Inc. News Release issued May 18, 2004

Exhibit 99.1

JCPenney News Release

CONTACT

Tim Lyons	Quinton Crenshaw	Eli Akresh	Bob Johnson
Public Relations	Public Relations	Investor Relations	Investor Relations
(972) 431-4834	(972) 431-5581	(972) 431-2207	(972) 431-2217
tmlyons@jcpenney.com	qcrensha@jcpenney.com	eakresh@jcpenney.com	rvjohnso@jcpenney.com

JCPENNEY REPORTS STRONG FIRST QUARTER EARNINGS

Operating Profit More Than Doubles

Financial Condition Remains Strong

PLANO, TX, May 18, 2004 -- J. C. Penney Company, Inc. (NYSE: JCP) reported today that first quarter earnings from continuing operations were $0.38 per share compared to $0.05 per share last year. Net income includes a charge related to the previously announced treatment of Eckerd drugstore operations as a discontinued operation, as discussed below.

Allen Questrom, Chairman and Chief Executive Officer said, "I am very pleased with JCPenney's continuing progress and first quarter performance. Sales and operating profits far exceeded our plan, reflecting the strengthening of our value proposition for the moderate customer. Our management team is concentrating on delivering fashionable merchandise assortments, superior quality and compelling value with the convenience of our three shopping options – stores, catalog and Internet. We are focused on consistent execution, creating a more competitive cost structure, and growing our business. Combined with the financial repositioning from the sale of Eckerd, these efforts are expected to continue to enhance shareholder value."

Addressing second quarter, Questrom added, "We are optimistic that we will continue to see improvement in the economy and consumer spending. Because we face economic and geopolitical issues, we are planning sales and operating profits conservatively. We currently expect second quarter sales to increase low-single digits for both comparable department stores and Catalog/Internet, and earnings to be in the area of six cents per share compared to a three cent loss last year."

Operating Results

First quarter operating profit was $229 million compared with $84 million last year, an increase of 350 basis points as a percent of sales. Operating profit of 5.7 percent of sales, reflects strong sales and continued improvement in the gross margin ratio, coupled with SG&A expense leverage. Comparable department store sales increased 9.5 percent. Sales performance reflects good customer response to both fashion and basic merchandise, planned marketing events and an improved store environment. With a 6.5 percent sales increase, Catalog/Internet's profit contribution continues to generate solid improvement. Customers are responding to improvements in specialty catalogs and the expanded assortments and convenience of the Internet. Internet sales increased about 45 percent for the quarter.

Department Stores and Catalog gross margin increased by 90 basis points as a percent of sales, reflecting good sell-through of seasonal product, less clearance merchandise, and the continued benefits from centralization initiatives. SG&A expenses were leveraged by 260 basis points as a percent of sales. Expenses were well managed and reflect benefits that continue to be derived from centralization. Expenses also reflect some early savings from the previously announced cost savings initiative, offset by additional implementation costs related to the program.

Discontinued Operations

Beginning in the fourth quarter of 2003, Eckerd results of operations and financial position were reported as a discontinued operation. The first quarter loss from discontinued operations includes a charge of $77 million, net of taxes, to adjust the fair value that was estimated at the end of 2003, as well as Eckerd's operating results for the quarter. Including this charge, net income for the quarter was $0.13 cents per share.

Attached to this release are quarterly balance sheets and cash flow statements for prior periods that reflect Eckerd and the previously divested Mexico department store operations as discontinued operations.

<u>Financial Condition</u>

The Company's financial condition continues to be strong. With better than planned results in the first quarter, free cash flow from continuing operations improved over last year. At the end of the quarter, cash investments were $3.0 billion and represented approximately 55 percent of the Company's $5.4 billion of consolidated long-term debt. The Company continues to expect to receive approximately $3.5 billion in net cash proceeds from the sale of Eckerd. The sale process is progressing and is expected to be completed by the end of the fiscal second quarter. The Company's strong financial position continues to provide the resources to support and maintain strong liquidity and financial flexibility as it focuses on improving the performance of the business.

Senior management will host a live conference call and real-time webcast on Tuesday, May 18, 2004, beginning at 9:30 a.m. EDT. Access to the conference call is open to the press and general public in a listen only mode. To access the conference call, please dial **973-935-2035** and reference the JCPenney Quarterly Earnings Conference Call. The telephone playback will be available for two days beginning approximately two hours after the conclusion of the call by dialing **973-341-3080,** pin code **4323457.** The live webcast may be accessed via JCPenney's Investor Relations website (at JCPenney.net), or on StreetEvents.com (for members) and FullDisclosure.com (for media and individual investors). Replays of the webcast will be available for up to 90 days after the event.

J. C. Penney Corporation, Inc., the wholly-owned operating subsidiary of the Company, is one of America's largest department store, catalog, and e-commerce retailers, employing approximately 150,000 associates. As of May 1, 2004, J. C. Penney Corporation, Inc. operated 1,021 JCPenney department stores throughout the United States and Puerto Rico, and 59 Renner department stores in Brazil. JCPenney Catalog, including e-commerce, is the nation's largest catalog merchant of general merchandise, and JCPenney.com is one of the largest apparel and home furnishings sites on the Internet. J. C. Penney Corporation, Inc. is a contributor to JCPenney Afterschool Fund, a charitable organization committed to providing children with high quality after school programs to help them reach their full potential.

This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which reflect the Company's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause the Company's actual results to be materially different from planned or expected results. Those risks and uncertainties include, but are not limited to, competition, consumer demand, seasonality, economic conditions, and government activity. Investors should take such risks into account when making investment decisions. In addition, non-GAAP terms referenced, such as EBITDA and free cash flow, are defined and presented in the Company's 2003 Annual Report on Form 10-K.

# # #

Exhibit 99.1

J. C. PENNEY COMPANY, INC.
SUMMARY OF OPERATING RESULTS
(Amounts in millions except per share data)

		13 weeks ended		
		May 1, 2004	April 26, 2003	Inc. (Dec.)
Comparable department store sales increase/(decrease)		9.5%	-4.8%	
Catalog/Internet sales increase/(decrease)		6.5%	-11.1%	
Department Stores and Catalog/Internet sales, net	$	4,033	$ 3,711	8.7%
Gross margin		1,615	1,456	10.9%
Selling, general and administrative (SG&A) expenses		1,386	1,372	1.0%
Operating profit		229	84	100.0% +
Net interest expense		57	65	-12.3%
Real estate and other (income)		(8)	(9)	N/A
Income from continuing operations before income taxes		180	28	100.0% +
Income tax expense		62	8	100.0% +
Income from continuing operations	$	118	$ 20	100.0% +
Discontinued operations, net		(77)	41	N/A
Net income	$	41	$ 61	-32.8%
Earnings per share from continuing operations - diluted	$	0.38	$ 0.05	100.0% +
Earnings per share - diluted	$	0.13	$ 0.20	-35.0%

FINANCIAL DATA:

Ratios as a % of sales:				
Gross margin		40.1%	39.2%	
SG&A expenses		34.4%	37.0%	
Operating profit		5.7%	2.2%	
Depreciation and amortization	$	87	$ 89 [(1)]	

SUPPLEMENTAL DATA:

Average shares outstanding (basic shares)	277.7	270.5	
Average shares used for diluted EPS	305.8	272.7	
Effective income tax rate for continuing operations	34.5%	28.2%	

[(1)] *Excludes $12 million of accelerated depreciation for catalog facilities, which is included in Real Estate and Other.*

J. C. PENNEY COMPANY, INC.
SUMMARY OF OPERATING RESULTS
(Amounts in millions except per share data)

	13 weeks ended			
	May 1, 2004		April 26, 2003	
SUMMARY BALANCE SHEETS:				
Cash and short-term investments	$	3,027	$	2,629
Merchandise inventory (net of LIFO reserves of $43 and $49)		3,338		3,326
Other current assets		374		395
Property and equipment,net		3,462		3,519
Other assets		1,882		1,662
Assets of discontinued operations		6,077		6,706
Total assets	$	18,160	$	18,237
Accounts payable and accrued expenses	$	2,411	$	2,042
Short-term debt		34		23
Current maturities of long-term debt		243		278
Current deferred taxes		875		22
Long-term debt		5,113		5,505
Long-term deferred taxes		1,204		1,201
Other liabilitites		819		779
Liabilities of discontinued operations		1,863		1,925
Total liabilities		12,562		11,775
Stockholders' equity		5,598		6,462
Total liabilities and stockholders' equity	$	18,160	$	18,237
SUMMARY STATEMENTS OF CASH FLOWS:				
Net cash provided by/(used in):				
Operating activities	$	(20)	$	(362)
Investing activities				
Capital expenditures		(64)		(67)
Proceeds from sale of assets		19		23
Financing activities				
Change in debt		13		603
Change in stock		130		(1)
Dividends paid, preferred and commoı		(34)		(34)
Cash (paid to) discontinued operations		(11)		(7)
Net increase in cash and short-term investments		33		155
Cash and short-term investments at beginning of period		2,994		2,474
Cash and short-term investments at end of period	$	3,027	$	2,629
DISCONTINUED OPERATIONS:				
Eckerd operating profit (gross margin less SG&A)	$	49	$	118
Interest expense		46		39
Acquisition amortization		2		10
Other expense		1		2
Fair value adjustment		167		-
(Loss)/income before income taxes		(167)		67
Income tax (benefit)/expense		(90)		25
Eckerd net (loss)/income		(77)		42
Mexico (loss), net of income tax of $- and $0)		-		(1)
Total discontinued operations	$	(77)	$	41
Eckerd Financial Data:				
LIFO charge	$	14	$	7
Depreciation and amortization		75		69
FIFO Inventory		2,275		2,307

JCPenney Company, Inc.
2003 Quarterly Consolidated Balance Sheets
Reflecting Eckerd and Mexico as Discontinued Operations
($ in millions)

	Apr 26, 2003	Jul 26, 2003	Oct 25, 2003	Jan 31, 2004 *
ASSETS				
Current Assets				
Cash and Short-Term Investments	$ 2,629	$ 2,617	$ 1,921	$ 2,994
Receivables (net of bad debt reserves of $4, $5, $4 and $5)	295	267	417	233
Inventory, (net of LIFO reserves of $49, $49, $49 and $43)	3,326	3,343	4,194	3,156
Prepaid Expenses	100	104	140	130
Total Current Assets	**6,350**	**6,331**	**6,672**	**6,513**
Property and Equipment, Net	3,519	3,498	3,490	3,515
Prepaid Pension	1,123	1,111	1,381	1,320
Goodwill	36	42	41	42
Other Assets	503	522	519	556
Assets of Discontinued Operations	6,706	6,840	6,973	6,354
Total Assets	**$ 18,237**	**$ 18,344**	**$ 19,076**	**$ 18,300**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable and Accrued Expenses	$ 2,042	$ 2,026	$ 2,655	$ 2,551
Short-Term Debt	23	25	29	18
Current Maturities of Long-Term Debt	278	626	485	242
Deferred taxes	22	21	106	943
Total Current Liabilities	**2,365**	**2,698**	**3,275**	**3,754**
Long-Term Debt	5,505	5,128	5,103	5,114
Deferred Taxes	1,201	1,207	1,330	1,217
Other Liabilities	779	778	779	804
Liabilities of Discontinued Operations	1,925	2,091	2,086	1,986
Total Liabilities	**11,775**	**11,902**	**12,573**	**12,875**
Stockholders' Equity	**6,462**	**6,442**	**6,503**	**5,425**
Total Liabilities & Stockholders' Equity	**$ 18,237**	**$ 18,344**	**$ 19,076**	**$ 18,300**

* As previously reported in the J. C. Penney Company, Inc. 2003 Annual Report on Form 10-K.

JCPenney Company, Inc.
2002 Quarterly Consolidated Balance Sheets
Reflecting Eckerd and Mexico as Discontinued Operations
($ in millions)

	Apr 27, 2002	Jul 27, 2002	Oct 26, 2002	Jan 25, 2003 *
ASSETS				
Current Assets				
Cash and Short-Term Investments	$ 2,274	$ 2,004	$ 1,748	$ 2,474
Receivables (net of bad debt reserves of $5, $4, $3 and $4)	214	188	257	224
Inventory, (net of LIFO reserves of $43,$43, $43 and $49)	2,917	3,034	3,822	2,970
Prepaid Expenses	100	108	115	90
Total Current Assets	**5,505**	**5,334**	**5,942**	**5,758**
Property and Equipment, Net	3,694	3,655	3,617	3,604
Prepaid Pension	874	865	860	1,150
Goodwill	51	43	32	35
Other Assets	466	498	490	491
Assets of Discontinued Operations	6,792	6,708	6,920	6,749
Total Assets	**$ 17,382**	**$ 17,103**	**$ 17,861**	**$ 17,787**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable and Accrued Expenses	$ 1,929	$ 2,014	$ 2,418	$ 2,274
Short-Term Debt	30	17	15	13
Current Maturities of Long-Term Debt	224	14	28	276
Deferred taxes	33	25	98	-
Taxes Payable	122	-	-	-
Total Current Liabilities	**2,338**	**2,070**	**2,559**	**2,563**
Long-Term Debt	5,136	5,139	5,135	4,897
Deferred Taxes	1,030	1,083	1,062	1,159
Other Liabilities	797	784	766	782
Liabilities of Discontinued Operations	1,836	1,864	2,121	2,016
Total Liabilities	**11,137**	**10,940**	**11,643**	**11,417**
Stockholders' Equity	**6,245**	**6,163**	**6,218**	**6,370**
Total Liabilities & Stockholders' Equity	**$ 17,382**	**$ 17,103**	**$ 17,861**	**$ 17,787**

* As previously reported in the J. C. Penney Company, Inc. 2003 Annual Report on Form 10-K.

JCPenney Company, Inc.
2003 Quarterly Consolidated Statements of Cash Flows
Reflecting Eckerd and Mexico as Discontinued Operations
($ in millions)

	13 weeks ended 4/26/03	26 weeks ended 7/26/03	39 weeks ended 10/25/03	53 weeks ended 1/31/04 *
Cash Flows from Operating Activities:				
Income from Continuing Operations	$ 20	$ 17	$ 111	$ 364
Adjustments to Reconcile Income from Continuing Operations to Net Cash from Operating Activities:				
Asset Impairments, PVOL and Other Unit Closing Costs	2	16	27	35
Depreciation and Amortization	101	199	291	394
Net Gains on Sale of Assets	(21)	(51)	(51)	(51)
Benefit Plans Expense	26	35	66	135
Pension Contribution	-	-	(300)	(300)
Stock-Based Compensation	(1)	3	6	9
Deferred Taxes	75	80	288	137
Change in Cash from:				
Receivables	(18)	(11)	(3)	3
Inventory	(356)	(373)	(1,224)	(100)
Prepaid Expense and Other Assets	40	22	(23)	(36)
Accounts Payable and Accrued Expenses	66	55	563	94
Current Income Taxes Payable	(64)	(43)	(201)	(17)
Other Liabilities	(232)	(243)	(125)	145
Net Cash (Used in)/Provided by Operating Activities	**(362)**	**(294)**	**(575)**	**812**
Cash Flows from Investing Activities:				
Capital Expenditures	(67)	(150)	(243)	(373)
Proceeds from the Sale of Mexico	-	-	-	20
Proceeds from the Sale of Assets	23	68	89	100
Net Cash Used in Investing Activities	**(44)**	**(82)**	**(154)**	**(253)**
Cash Flows from Financing Activities:				
Change in Short-term Debt	10	12	16	5
Net Proceeds from the Issuance of Long-Term Debt	595	595	595	607
Payment of Long-Term Debt, including Capital Leases	(2)	(33)	(202)	(450)
Common Stock Issued, Net	7	13	29	52
Preferred Stock Redeemed	(8)	(16)	(23)	(29)
Dividends Paid, Preferred and Common	(34)	(80)	(114)	(160)
Net Cash Provided by Financing Activities	**568**	**491**	**301**	**25**
Cash (Paid to)/Received from Discontinued Operations	(7)	28	(125)	(64)
Net Increase/(Decrease) in Cash and Short-Term Investments	**155**	**143**	**(553)**	**520**
Cash and Short-term Investments at Beginning of Year	2,474	2,474	2,474	2,474
Cash and Short-Term Investments at End of Period	$ **2,629**	$ **2,617**	$ **1,921**	$ **2,994**

* As previously reported in the J. C. Penney Company, Inc. 2003 Annual Report on Form 10-K.

JCPenney Company, Inc.
2002 Quarterly Consolidated Statements of Cash Flows
Reflecting Eckerd and Mexico as Discontinued Operations
($ in millions)

	13 weeks ended 4/27/02	26 weeks ended 7/27/02	39 weeks ended 10/26/02	52 weeks ended 1/25/03 *
Cash Flows from Operating Activities:				
Income from Continuing Operations	$ 62	$ 42	$ 111	$ 285
Adjustments to Reconcile Income from Continuing Operations to Net Cash from Operating Activities:				
Asset Impairments, PVOL and Other Unit Closing Costs	19	28	30	77
Depreciation and Amortization	91	185	274	369
Net Gains on Sale of Assets	(10)	(10)	(15)	(18)
Company Contributions to Savings and Profit Sharing Plans	-	-	-	47
Benefit Plans Expense	-	4	8	30
Pension Contribution	-	-	-	(300)
Stock-Based Compensation	1	3	5	6
Deferred Taxes	11	56	108	96
Change in Cash from:				
Receivables	(20)	10	(2)	(13)
Inventory	(1)	(118)	(906)	43
Prepaid Expenses and Other Assets	26	(17)	(15)	(17)
Accounts Payable and Accrued Expenses	114	168	521	53
Current Income Taxes Payable	(10)	(82)	(105)	(102)
Other Liabilities	(254)	(235)	(194)	(34)
Net Cash Provided by/(Used in) Operating Activities	**29**	**34**	**(180)**	**522**
Cash Flows from Investing Activities:				
Capital Expenditures	(50)	(129)	(216)	(315)
Proceeds from the Sale of Assets	12	18	32	38
Net Cash Used in Investing Activities	**(38)**	**(111)**	**(184)**	**(277)**
Cash Flows from Financing Activities:				
Change in Short-term Debt	15	2	-	(2)
Net Proceeds from the Issuance of Long-Term Debt	-	9	18	27
Payment of Long-Term Debt, including Capital Leases	(702)	(923)	(924)	(926)
Common Stock Issued, Net	8	18	21	30
Preferred Stock Redeemed	(10)	(18)	(24)	(30)
Dividends Paid, Preferred and Common	(33)	(80)	(114)	(161)
Net Cash Used in Financing Activities	**(722)**	**(992)**	**(1,023)**	**(1,062)**
Cash Received from Discontinued Operations	165	233	295	451
Net Decrease in Cash and Short-Term Investments	**(566)**	**(836)**	**(1,092)**	**(366)**
Cash and Short-Term Investments at Beginning of Year	2,840	2,840	2,840	2,840
Cash and Short-Term Investments at End of Period	$ **2,274**	$ **2,004**	$ **1,748**	$ **2,474**

* As previously reported in the J. C. Penney Company, Inc. 2003 Annual Report on Form 10-K.